**Mail Stop 3561**

October 30, 2007

Mr. Marc D. Grodman M.D.
President and CEO
Bio-Reference Laboratories, Inc.
481 Edward H. Ross Drive
Elmwood Park, NJ 07407

> **Re:   Bio-Reference Laboratories, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **October 31, 2006 and**
> **Supplemental response filed July 13, 2007**
> **File No. 000-15266**

Dear Mr. Grodman:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2006

Notes to Financial Statements

Note 4- Intangible Assets, page 56

1. We note your response to prior comment five of our letter dated June 21, 2007, including your reference to a prior Staff comment letter that was received in 1993. Given that this letter appears to have been received eight years prior to the adoption date of SFAS 141 and SFAS 142, we do not believe that it is appropriate

to base any portion of your accounting treatment for these costs on this letter. Please explain in more detail how your accounting treatment for each portion of the capitalized costs either complies or does not comply with the provisions of SFAS 141 and SFAS 142. With respect to the $1.1 million of costs that you believe to have originated approximately ten years ago, it would appear that such costs should have been reclassified to goodwill upon the adoption of SFAS 142, as discussed in paragraph 61(a) of SFAS 141. Explain your basis for the revisions made to the financial statements to date, and revise to provide the restatement disclosures required by SFAS 154. To the extent that you believe that costs were capitalized and/or amortized incorrectly, please revise the financial statements accordingly, or tell us how you evaluated the requirements of Staff Accounting Bulletins No. 99 and 108 to determine that the effect on the financial statements for each affected annual and quarterly period was not material. We may have additional comments after reviewing your response.

Note 18 – Acquisitions, page 71

2. We note your response to prior comment eight. As previously requested, please provide the supporting calculations for each test of significance that enabled you to conclude that the acquisition of GeneDx was not significant. Tell us how you considered the contingent consideration in this analysis.

Other 1934 Act Filings

3. Please revise your interim financial statements as necessary to conform to any changes made in the annual financial statements as a result of our comments above. To the extent that the financial statements are restated, please tell us how you evaluated the disclosure requirements of Item 4.02 of Form 8-K, and how you considered the effect of any restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services